

Mail Stop 3561

December 4, 2018

Xiaoyang Huang
Chief Executive Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road, Siming District,
Xiamen City, Fujian Province, People's Republic of China

    **Re:    HiTek Global Inc.**
          **Registration Statement on Form F-1**
          **Filed November 20, 2018**
          **File No. 333-228498**

Dear Ms. Huang:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017 (Unaudited)

Revenue, page 34

1.   We note your disclosure that the overall increase in revenue resulted from sales to a related party. In this regard we note related party revenues were $499,896 for the six months ended June 30, 2018 and $760,316 for the year ended December 31, 2017 totaling $1,260,212. We further note accounts receivable from related parties was $1,313,796 at June 30, 2018. The increase from December 31, 2017 amounting to $420,711 approximates revenues for the interim period. The balance of accounts receivable from related parties at June 30, 2018 appears to exceed revenues recorded from related parties for the past 18 months. Please tell us how you determined

collectability is reasonably assured, and how you determined no valuation allowance was necessary at December 31, 2017 and June 30, 2018.  If you have received any payments for the amounts due, please include the date and amount received in your response.

## Income tax expense, page 36

2. We note your disclosure that the decrease in income tax expense was primarily attributable to Huoerguosi's exemption from income taxes resulting in an income tax savings of approximately $143,000 for the six months ended June 30, 2018.  Please expand your disclosure to clarify that Huoerguosi was not established in the Xingiang Huoerguosi until September 2017 and as such, if true, had no income subject to exemption in the six months ended June 30, 2017.

## Business

## Services, page 51

3. We note your reference to the year ended June 30, 2018 rather than the six months ended June 30, 2018.  Please revise.  Similar revisions should be made in the first paragraph under Customers of page 53 and in Note 10 under Hong Kong on page F-37.

## Underwriting, page 84

4. We understand that your underwriter's over-subscription allowance may be exercised in whole or in part and that this allowance may not be exercised until the maximum amount of the offering has been met on or prior to the Termination Date.  We believe this means that the over-subscription allowance may be exercised no sooner than the Termination Date and no later than a date 45 days after the Termination Date.  Please confirm our understanding.  If this understanding is accurate, tell us whether your shares are expected to be listed and traded on NASDAQ on or before the over-subscription option may be exercised.  Your prospectus cover page states that a condition to your obligation to sell any securities through the underwriter is that, upon "closing" of the offering, your Class A Ordinary Shares will qualify for listing on The NASDAQ Capital Market; clarify your reference to "closing" by reference to satisfaction of the minimum amount, maximum amount or some other event.  We may have further comment.

## Notes to Unaudited Condensed Consolidated Financial Statements

## Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

## Revenue Recognition, page F-12

5. We reviewed your response to our comment 1 and noted revised disclosure on pages 33 and F-32.  Please include your revised disclosure for your sales of the GTD devise within the audited Notes to Consolidated Financial Statements on page F-13.

Research and Development Expenses, page F-32

6.  We note your disclosure that the total software development contract price is $1.11 million at June 30, 2018.  Yet, in Note 2 to the audited consolidated financial statements on page F-14, you state that the total contract price of your software development contract was $0.97 million, the price was fixed, and no additional consideration was required by the company.  Please reconcile the inconsistency in your disclosure.  If the contract was modified then please disclose the nature of the modification.  Further please clarify and disclose how the amounts you have capitalized and included in advances to suppliers correspond to the installment payment terms under the contract; and, disclose when the official version is expected to launch.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-27

7.  We note your disclosure that the changes in operating assets for accounts receivable from related parties, due from related party and due to related parties in the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2018 are significantly higher than the actual calculated changes in such balances based on the amounts presented in the unaudited condensed consolidated balance sheets on page F-25. Please revise the inconsistency in your disclosure or advise.

Note 8 – Related Party Transactions, page F-36

8.  We note the change in your account receivables-related party, net balance from Beijing Zhongzhe Yuantong Technology Co., Ltd. at June 30, 2018 as compared to December 31, 2017 increased by $555,121 which exceeds the sum of your hardware and software revenues to Beijing Zhongzhe Yuantong Technology Co., Ltd. of $499,896 for the six months ended June 30, 2018.  Please reconcile the related party receivables due from Beijing Zhongzhe Yuantong Technology Co., Ltd. and the related revenues presented in the tables on page F-36 to the unaudited condensed consolidated balance sheets and consolidated statements of operations and comprehensive income on pages F-25 and F-26 and to management's working capital discussion and analysis on page 38.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products